                                                  --------------------------
                                                       OMB APPROVAL

                                                  OMB Number:  3235-0145
                                                  Expires:  October 31, 1997
                                                  Estimated average burden
                                                  hours per response...14.90
                                                  --------------------------





                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                                Seragen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    817474 109
                         -------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 6 pages

------------------------                             --------------------------
  CUSIP NO. 817474 109               13G               PAGE  2  OF  6  PAGES
------------------------                              -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Boston University

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [ ]

                                                                     (b)    [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER   -0-


         NUMBER OF      --------------------------------------------------------
          SHARES            6    SHARED VOTING POWER   25,122,140**
       BENEFICIALLY
         OWNED BY
           EACH         --------------------------------------------------------
        REPORTING           7    SOLE DISPOSITIVE POWER  -0-
          PERSON
           WITH
                        --------------------------------------------------------
                            8    SHARED DISPOSITIVE POWER  25,122,140**


--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          25,122,140**
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     [ ]
          SHARES*

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          72.1%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON *

          CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 pages

     ** This Amendment No. 3 to Schedule 13G is being filed with respect to 25,122,140 shares of Common Stock of Seragen, Inc. beneficially owned by Boston University, including 8,299,077 shares of Common Stock held in nominee name by Boston University Nominee Partnership, a warrant to purchase 1,376,666 shares of Common Stock, a warrant to purchase 4,049,281 shares of Common Stock, 11,800 shares of Series B Convertible Preferred Stock convertible into 9,120,773 shares of Common Stock, 5,000 shares of Series C Convertible Preferred Stock convertible into 3,360,625 shares of Common Stock, and an option to purchase 15,000 shares of Common Stock. Boston University Nominee Partnership, a partnership that was created to act as the record holder of certain securities owned by Boston University, may vote and/or dispose of such shares of Common Stock as it deems necessary or appropriate. The Partners of the Partnership are required to vote and take other actions with respect to such shares of Common Stock as instructed by duly authorized officers of Boston University.



ITEM 1(a)     Name of Issuer.
              --------------

              Seragen, Inc.

ITEM 1(b)     Address of Issuer's Principal Executive Offices.
              -----------------------------------------------

              97 South Street
              Hopkington, MA 01748




ITEM 2(a)     Name of Person Filing.
              ---------------------

              Boston University

ITEM 2(b)     Address of Principal Business Office, or, if None, Residence.
              ------------------------------------------------------------

              147 Bay State Road
              Boston, MA 02215

ITEM 2(c)     State of Organization
              ---------------------

              Massachusetts


ITEM 2(d)     Title of Class of Securities.
              ----------------------------

              Common Stock ("Shares")


                              Page 3 of 6 pages

ITEM 2(e)     CUSIP Number.
              ------------

              817474109


ITEM 3. IF THIS STATEMENT IF FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a)     [ ]   Broker or Dealer registered under Section 15 of the Act,
      (b)     [ ]   Bank as defined in Section 3(a)(6) of the Act,
      (c)     [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,
      (d)     [ ]   Investment Company registered under Section 8 of the
                    Investment Company Act,
      (e)     [ ]   Investment Advisor registered under Section 203 of the
                    Investment Advisers Act of 1940,
      (f)     [ ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F),
      (g)     [ ]   Parent Holding Company, in accordance with Section
                    240.13d-1(b)(ii)(G)
      (h)     [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).


ITEM 4.   Ownership
          ---------

          (a)      Amount Beneficially Owned: 25,122,140 Shares

          (b)      Percent of Class:                  72.1%

          (c)      Number of shares as to which such person has:

                   (i)       sole power to vote or to direct the vote:
                             0

                   (ii)      shared power to vote or to direct the vote:
                             25,122,140**

                   (iii)     sole power to dispose or to direct the disposition
                             of:
                             0

                   (iv) shared power to dispose or to direct the disposition of: 25,122,140**


ITEM 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------


                              Page 4 of 6  pages

          Not applicable.


ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------

          Not applicable.

ITEM 9.   Notice of Dissolution of Group
          ------------------------------

          Not applicable.

ITEM 10.  Certification
          -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                              Page 5 of 6 pages

     Signature
     ---------

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


                                                     Boston University


                                                     By: /s/ Kenneth G. Condon
Date:  January 30, 1997                                 -----------------------
                                                        Name: Kenneth G. Condon
                                                        Title: Treasurer


     This filing is made voluntarily and should not be construed as an admission that Boston University, a Charitable Corporation organized under laws of the Commonwealth of Massachusetts, is subject to reporting requirements under Section 13 of the Securities Exchange Act of 1934.



                              Page 6 of 6 pages